Exhibit 3.1

AMENDMENT TO SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CELLECTAR BIOSCIENCES, INC.

Cellectar Biosciences, Inc., (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	This Certificate of Amendment amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended and filed with the Secretary of State of the State of Delaware (the “Second Amended and Restated Certificate of Incorporation”).

2.	The first paragraph of Article FOURTH of the Second Amended and Restated Certificate of Incorporation is hereby deleted and amended and restated in its entirety as follows:

FOURTH: The aggregate number of shares of stock that the Corporation shall have authority to issue is one hundred seventy million seven thousand (170,007,000), of which one hundred seventy million (170,000,000) shares shall be designated ‘Common Stock’ and seven thousand (7,000) shares shall be designated ‘Preferred Stock.’ Shares of Common Stock and Preferred Stock shall have a par value of $0.00001 per share.

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Second Amended and Restated Certificate of Incorporation shall remain in full force and effect.

5.	The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 25th day of October, 2023.

CELLECTAR BIOSCIENCES, INC.

By:	/s/ Chad J. Kolean
Chad J. Kolean
Chief Financial Officer